UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to
 Rule 13d-11(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
Securities Exchange Act of 1934
 (Amendment No. 2)*

BIMINI CAPITAL MANAGEMENT, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
090319104
 (CUSIP Number)

David C. Roos, Esq.
Moye White LLP
1400 Sixteenth Street, 6th Floor
Denver, CO 80202
(303) 292-2900

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

January 12, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090319104
1.	Names of Reporting Persons. Robert E. Cauley
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,206,891
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,206,891
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,206,891
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
This Amendment No. 2 to Schedule 13D relates to the Class A Common Stock, $0.001 par value per share (the "Common Stock"), of Bimini Capital Management, Inc. (the "Issuer").  The Issuer's principal executive offices are located at 3305 Flamingo Drive, Vero Beach, FL 32963.

Item 2.	Identity and Background
The Reporting Person filing this statement is Robert E. Cauley, c/o Bimini Capital Management, Inc., 3305 Flamingo Drive, Vero Beach FL 32963.  Mr. Cauley is the Chairman and Chief Executive Officer of the Issuer.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Person has acquired the Common Stock beneficially owned by him for cash using personal funds or as compensation for serving as an executive officer of the Issuer.

The Reporting Person did not acquire the Common Stock beneficially owned by him using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such Common Stock.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares of Common Stock beneficially owned by him for investment purposes.  The Reporting Person may acquire additional shares of Common Stock for cash or as compensation and may otherwise acquire or dispose of shares of Common Stock in the future.  Other than as described herein, the Reporting Person has no current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
The Reporting Person beneficially owns 1,206,891shares of Class A Common Stock, which represents approximately 9.5% of the Issuer's outstanding shares of Class A Common Stock.

The Reporting Person has the sole power to vote and dispose of all of his shares.

On January 12, 2018, the Reporting Person purchased 41,666 shares of Common Stock (the "Shares") from the Issuer at a price of $2.40 per share in a private transaction.  The Shares were purchased in connection with the 2017 cash bonus paid by the Company to the Reporting Person for services performed during the year ended December 31, 2017.  Specifically, the Company's Compensation Committee and Board of Directors determined that the Reporting Person could elect to use a portion of such cash bonus to purchase shares of Common Stock at a price equal to the closing market price of the Common Stock on January 11, 2018 (the date for making such election).  Pursuant to that arrangement, the Reporting Person purchased the 41,666 Shares.

The Reporting Person has not effected any other transactions in the Issuer's securities during the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
As the Chairman and Chief Executive Officer of the Issuer, the Reporting Person may receive future compensation in the form of Class A Common Stock, options, phantom stock or other securities convertible into Class A Common Stock.  There currently are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mar	January 18, 2018

/s/ Robert E. Cauley
Robert E. Cauley